Filed by RedBall Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RedBall Acquisition Corp.

Commission File No. 001-39440

Date: April 20, 2022

On April 20, 2022, Boardroom.tv published the following article regarding SeatGeek, Inc. The article states that Generation Z customers were a major factor driving SeatGeek, Inc.’s revenue for the fourth quarter of 2021. However, as discussed in RedBall Acquisition Corp.’s filings with the Securities and Exchange Commission, SeatGeek, Inc.’s revenue growth was primarily driven by the easing of restrictions on fan attendance at live events in connection with the COVID-19 pandemic and resulting increase in marketplace orders.

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SeatGeek’s Plan to Get Gen Z to the Game

Boardroom.tv

By Shlomo Sprung

Apr 20, 2022

As Gen Z becomes more important to the future of sports fandom, SeatGeek is furthering its reach into the demographic.

With spring upon us and attendance restrictions mostly lifted at outdoor gatherings, the return of baseball games, concerts, and other live events will be one of the defining cultural themes of mid-2022.

With that return, event organizers around the world are figuring out ways to lure fans back and bring in some new ones. Namely, Generation Z.

As Gen Z grows in relevance and disposable income, it has become a highly valuable demographic to reach. However, it’s also one that does not seem inclined to regularly watch sports.

In an effort to bridge this gap, SeatGeek is partnering with brands and personalities that resonate with Gen Z consumers. A September Morning Consult report found that just 53% of Gen Z-ers consider themselves sports fans, compared to 63% of all adults and 69% of millennials. They’re half as likely as millennials to regularly watch sports and twice as likely to never watch at all, with esports more popular than MLB, NASCAR, and the NHL.

As the sports fans of the future, locking in Gen Z now is vital to the industry’s future success and vitality. SeatGeek recognized this issue early on and is helping lead the way in making the 10-25 age group feel closer to the action. It already has partnerships with former NFL player, popular podcaster and WWE commentator Pat McAfee, as well as YouTube and social media influencer Emma Chamberlain. This week, SeatGeek announced an extension of its original deal with sports and pop culture multimedia company Jomboy Media.

“Jomboy Media didn’t try to be like the sports media brands before them, they came as fans-first,” said Ian Borthwick, SeatGeek’s vice president of influencer marketing. “From the first moment we worked with Jomboy, there was an incredible fan response and we knew we were tapping into something very authentic. And for us, that’s what it’s all about— reaching fans where they are, through the voice of their favorite personalities.“

Per SeatGeek’s October investor presentation, the company has been successful with Gen Z through differentiated marketing by leveraging YouTube, an influencer network of 2,400 people, more than two billion audio and video views, and an Instagram account with 900,000 followers.

Internal SeatGeek research from that investor presentation found that:

•	36% of its ticketing customers are Gen Z, compared to

•	19% for Vivid Seats

•	18% for TicketMaster

•	15% for StubHub

It’s a major reason why SeatGeek announced a record $82.5 million in revenue for Q4 of 2021, 17 times the number from the year before, as its SPAC merger with RedBall Acquisition Corp. to bring the company public is expected to close in Q2 of 2022. Proceeds from the transaction will be used to expand SeatGeek’s enterprise partnerships in additional markets and scale marketing, while also investing in continued technology development, strategic mergers and acquisition, and international expansion.

“The way we reach consumers today is different to how we did it 10, even five years ago,” Borthwick said. “Partnering with creators like Jomboy is a significant part of our larger marketing strategy and a natural fit for SeatGeek as a live entertainment company. We’re authentically reaching and scaling new audiences and future generations to continue growing with a community that craves the excitement of live events.”

SeatGeek now finds itself in a strong position to maintain and grow its share of the Gen Z market, reaching them where they are through social media, influencers, and key partnerships. In the battle to keep the younger generation watching sports and attending events, SeatGeek is one of the major companies leading the charge as the industry looks to rebound from COVID-19.

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Important Additional Information and Where to Find It

RedBall has filed a registration statement on Form S-4 (“Registration Statement”) with the SEC, which includes a proxy statement/prospectus of RedBall, which will be both the proxy statement to be distributed to holders of RedBall’s ordinary shares in connection with its solicitation of proxies for the vote by RedBall’s shareholders with respect to the proposed business combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in the business combination to SeatGeek stockholders. After the Registration Statement is declared effective, RedBall will mail a definitive proxy statement/prospectus to the shareholders of RedBall as of a record date to be established for voting on the proposed business combination. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision with respect to the business combination. Before making any voting or investment decision, investors and security holders of RedBall and other interested persons are urged to carefully read the entire Registration Statement, the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, when they each become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by RedBall with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by RedBall may be obtained free of charge from RedBall at www.redballac.com. Alternatively, these documents, when available, can be obtained free of charge from RedBall upon written request to RedBall Acquisition Corp., 667 Madison Avenue, 16th Floor, New York, NY 10065. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

RedBall and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of RedBall with respect to the proposed business combination. For information regarding RedBall’s directors and executive officers and a description of their interests in RedBall, please see RedBall’s final prospectus related to its initial public offering filed with the SEC on August 13, 2020 and available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of RedBall’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Registration Statement and proxy statement/prospectus and other relevant documents when they become available. SeatGeek and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of RedBall in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination are included in the Registration Statement and proxy statement/prospectus for the proposed business combination.

Forward-Looking Statements

Certain statements included in this communication constitute forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination between RedBall and SeatGeek, including the anticipated timing for closing and the use of the proceeds from the transaction, the Generation Z demographic and its consumption of live events, the demand for live events and SeatGeek’s marketing strategy. Although RedBall and SeatGeek believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither RedBall nor SeatGeek can assure you that any of them will achieve or realize these plans, intentions or expectations. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of the respective management of SeatGeek and RedBall and are not predictions of actual performance. Many actual events and circumstances are beyond the control of SeatGeek and RedBall. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, the impact of the COVID-19 pandemic; changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that the approval of the shareholders of RedBall or SeatGeek is not obtained or the failure of other closing conditions; the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination; failure to realize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of RedBall’s shares on the NYSE following the business combination; costs related to the business combination; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; risks relating to the uncertainty of the projected financial information with respect to SeatGeek; risks related to the performance of SeatGeek’s business and the timing of expected business or revenue milestones; the effects of competition on SeatGeek’s business; the amount of redemption requests made by RedBall’s stockholders; the ability of RedBall or SeatGeek to issue equity or equity-linked securities or obtain debt financing in connection with the proposed business combination or in the future; and those risks and uncertainties set forth under the heading “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form S-4 and proxy statement/prospectus discussed above, and other documents filed by RedBall from time to time with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither RedBall nor SeatGeek presently know, or that RedBall or SeatGeek currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of RedBall, SeatGeek or any of their respective affiliates, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.